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                             September 1, 2022

       Brian Fritz, Esq.
       Acting General Counsel
       Faraday Future Intelligent Electric Inc.
       18455 South Figueroa Street
       Los Angeles, CA 90248

                                                        Re: Faraday Future
Intelligent Electric Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed August 29, 2022
                                                            File No. 001-39395

       Dear Mr. Fritz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed August 29, 2022

       Proposal 3: The Removal Proposal, page 16

   1.                                                   Disclosure indicates
that "[d]ue to FF Top   s indicated intent to remove Mr. Krolicki from
                                                        the Board, a majority
of the Board...has determined to put to a stockholder vote whether to remove Brian K.
Krolicki from the Board. The Company maintains the position that FF
                                                        Top does not have the
right to unilaterally remove Mr. Krolicki from the Board at this time." Given the
Company's position in the second sentence, please advise, with a view towards disclosure, why
the Board is soliciting stockholders' vote to remove Mr. Krolicki.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please direct any
questions to Perry Hindin at 202-551-3444.
 Brian Fritz, Esq.
Faraday Future Intelligent Electric Inc.
September 1, 2022
Page 2
                                                        Sincerely,
FirstName LastNameBrian Fritz, Esq.
                                                        Division of Corporation
Finance
Comapany NameFaraday Future Intelligent Electric Inc.
                                                        Office of Mergers &
Acquisitions
September 1, 2022 Page 2
cc:       Vijay Sekhon
FirstName LastName